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Exhibit 12.1

Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Net income (loss) continuing operations	$(258,434)	$(391,163)	$(153,544)	$699,074	$48,583
Add (subtract):
Equity in (earnings) losses of unconsolidated ventures	2,738	(2,550)	1,524	11,789	11,659
Distributions from unconsolidated ventures	1,695	28,894	24,325	11,369	1,708
Interest expense	142,220	$126,210	$116,133	$185,368	$236,238

Total earnings	$(111,781)	$(238,609)	$(11,562)	$907,600	$298,188

Fixed Charges
Interest expense	142,220	126,210	116,133	185,368	236,238

Total Fixed Charges	142,220	126,210	116,133	185,368	236,238
Pefererred stock dividends	20,925	20,925	20,925	20,925	16,533

Total Combined Fixed Charges and Preferred Stock Dividends	$305,365	$273,345	$253,191	$391,661	$489,009

Ratio of earnings to fixed charges(1)	(0.79)	(1.89)	(0.10)	4.90	1.26
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	(0.37)	(0.87)	(0.05)	2.32	0.61
Deficiency related to ratio of earnings to fixed charges	$(254,001)	$(364,819)	$(127,695)	NA	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	$(417,146)	$(511,954)	$(264,753)	NA	$(190,821)

(1)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized in the years ended December 31, 2011, 2010, 2009, 2008 and 2007, the ratios of earnings to fixed charges were 1.92, 1.60, 1.63, 1.41 and 1.33, respectively.

(2)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized in the years ended December 31, 2011, 2010, 2009, 2008 and 2007, the ratios of earnings to fixed charges were .90, .74, .75, .67 and .64, respectively.

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  Exhibit 12.1